UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-40619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Blue Foundry Bank 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Blue Foundry Bancorp
19 Park Avenue
Rutherford, New Jersey 07070

Blue Foundry Bank 401(k) Plan
Table of Contents
December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Blue Foundry Bank 401(k) Plan
Rutherford, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Blue Foundry Bank 401(k) Plan (the “Plan”) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the period from April 1, 2021 (inception) to December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the period from April 1, 2021 (inception) to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PKF O’Connor Davies, LLP

We have served as the Plan’s auditor since June 3, 2022.

Harrison, New York
June 27, 2022
PCAOB ID No. 127

Blue Foundry Bank 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2021

Assets
Investments, at fair value
Personal choice retirement accounts	$33,787
Mutual funds	10,420,723
Blue Foundry Bancorp Common stock Fund	3,399,642
Common/collective trust	2,434,224
Total Investments	16,288,376

Receivables
Notes receivable from participants	331,674
Total assets	16,620,050

Liabilities	—

Net assets available for benefits	$16,620,050

See accompanying notes to financial statements.

Blue Foundry Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Period from April 1, 2021 to December 31, 2021

Additions
Investment income
Net appreciation in fair value of investments	$2,498,261
Interest and dividend income	145,257
Other income	1,055
Net investment income	2,644,573

Contributions
Participants	862,821
Employer	536,356
Rollovers	181,691
Total contributions	1,580,868

Interest income on notes receivable from participants	11,741
Total additions	4,237,182

Deductions
Benefits paid to participants	3,466,360
Deemed distributions	31,603
Administrative expenses	20,962
Total deductions	3,518,925

Net increase in net assets available for benefits, before transfers	718,257
Transfers into Plan	15,901,793
Net increase in net assets available for benefits	16,620,050
Net assets available for benefits, beginning of the period	—
Net assets available for benefits, end of the period	$16,620,050

See accompanying notes to financial statements.

Blue Foundry Bank 401(k) Plan
Notes to Financial Statements
December 31, 2021

(1) Plan Description

(a) General
Blue Foundry Bank ("the Bank") adopted the Blue Foundry Bank 401(k) Plan ("the Plan") effective as of May 1, 1994. The Plan was part of the Pentegra Defined Contribution Plan for Financial Institutions, a multiple employer plan. In connection with the Blue Foundry, MHC, the mutual holding company of the Bank, mutual to stock conversion and related stock offering of the newly formed holding company ("Blue Foundry Bancorp"), the Plan was amended and restated to a single employer plan effective April 1, 2021 to allow active participants in the Plan to make an election to purchase participation interests in shares of Blue Foundry Bancorp common stock through the Plan. Active participants in the Plan could direct the trustee of the Plan to invest up to 50% of their Plan account in Blue Foundry Bancorp common stock at the time of the stock offering. The mutual to stock conversion and related stock offering was completed on July 15, 2021.

The Trustee of the Plan purchased 241,512 shares of Blue Foundry Bancorp common stock based on designated percentages provided by employees. The purchased shares of Blue Foundry Bancorp common stock are reflected in the Blue Foundry Bancorp Stock Fund, with each share initially valued at $10.00. At December 31, 2021, the Blue Foundry Bancorp Stock Fund held 232,373 shares of Blue Foundry Bancorp common stock valued at a quoted market price of $3,399,642 ($14.63 per share).

The Plan is a voluntary, participant-directed defined-contribution 401(k) plan as defined under the Internal Revenue Code (“IRC”) sponsored by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan provides only general information. Eligible employees who participate in the Plan should refer to the Plan Document for a more complete description of the Plan’s provisions.

Pentegra Trust Company (the "Trustee") is the Plan's trustee. The Plan offers participants choices between a diverse group of investment funds. Reliance Trust Company is custodian for all investment funds under the Plan and Pentegra Services, Inc. is the administrator and recordkeeper of the Plan.

(b) Eligibility
Generally, an employee of the Bank is eligible to participate on the first of the month following the date eligibility requirements are satisfied. All employees who have attained the age of 18, except employees classified as "Flex Staff Employees", are eligible to participate in the Plan. Employees of the Bank may be eligible to receive a discretionary profit sharing contribution after one year of service, as defined, providing they worked at least 1,000 hours during such plan year and attained age 18. Participants who do not have at least 1,000 hours of service during such plan year or are not employed on the last working day of a plan year are generally not eligible for a profit sharing contribution for such year. The "Plan Year" is January 1 to December 31. For 2021, the Plan period was April 1, 2021 through December 31, 2021. See 1a Plan Description-General.

Blue Foundry Bank 401(k) Plan
Notes to Financial Statements
December 31, 2021

(c) Participant Contributions
Participants are entitled to contribute to the Plan between 0% to 100%, subject to certain IRC limitations, of their eligible compensation, as defined in the Plan. Contributions can be made on a pre-tax basis or after-tax (Roth) basis. The limit on employee elective deferrals for 2021 is $19,500. Upon meeting the eligibility requirements, participants are automatically enrolled in the Plan at a pre-tax deferral rate of 3% of eligible compensation, as defined, with annual increases of 1% up to a maximum rate of 6% of their eligible compensation, unless the participant elects otherwise. A participant may make “catch-up” contributions, up to the maximum amount allowed by the IRC, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution for 2021 was $6,500. Employee contributions are funded through biweekly payroll deductions.

Contributions are invested based on participant direction. If the participant has not provided investment directions, contributions will be invested in accordance with the default investment alternatives established under the Plan. Participants may elect to divide their contributions or initiate a transfer among the investment options offered by the Plan, subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan Document.

(d) Bank Contributions
The Bank contributes safe harbor matching contributions to the Plan equal to 100% of a participant's deferrals that do not exceed 4% of their eligible compensation and 50% of their deferrals that exceed 4% but not 6% of their eligible compensation, for a maximum Bank match of 5.0%. The Bank may make discretionary profit sharing contributions under the Plan. For the Plan year ended December 31, 2021, there was no profit sharing contribution made to the Plan. Bank matching contributions are determined and funded biweekly. The Bank's matching contribution totaled $536,356 for the period from April 1, 2021 to December 31, 2021.

(e) Participant Accounts
Individual accounts are established for each participant. Each participant's account is credited with the participant's contributions, and allocations of (a) the Bank's contributions and (b) Plan earnings (losses) thereon. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account. The participant's account is reduced by withdrawals, losses on investments and any administrative expenses.

(f) Rollovers and Transfers
The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfer of participant accounts for employees in businesses that were acquired by the Bank. Such transfers or rollovers to the Plan may only be made with the approval of the Plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers into the Plan amounted to $181,691 for the period from April 1, 2021 to December 31, 2021.

Blue Foundry Bank 401(k) Plan
Notes to Financial Statements
December 31, 2021

(g) Transfers into Plan
On April 1, 2021, assets totaling $15,901,793 were transferred into the Plan from the Pentegra Defined Contribution Plan for Financial Institutions. See 1a Plan Description-General.

(h) Vesting
Participants are 100% vested immediately in their contributions, Bank safe harbor contributions and the earnings or losses thereon. Bank matching contributions made prior to April 1, 2021 and earnings or losses thereon vest 25% after one year of service, 50% after two years of service, and 100% after three years of service. Bank discretionary profit sharing contributions and earnings or losses thereon vest 100% after three years of service.

Participants shall become 100% vested if he or she terminates employment on or after he or she attains normal retirement age, as defined as age 65, or as a result of his or her death or disability. In addition, in the event of Plan termination or partial termination as defined under ERISA, as well as a rollover into a new Plan, participants shall become 100% vested.

(i) Notes Receivable from Participants
Upon application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. Participants can borrow from their account a minimum amount of $1,000 up to the lesser of fifty percent (50%) of the value of the participant’s vested account or $50,000 reduced by the largest outstanding loan balance during the past 12 months. Loans are secured by the balance in the participant’s account. General purpose loans must be repaid within five years and loans for the purchase of a principal residence may be longer. Upon termination from service, a participant has the option to continue to make loan payments directly to the Trustee. If the participant does not continue to make payments on the loan, the loan will default per the Internal Revenue Service (the "IRS") regulations and will become a deemed distribution.

Loans are fixed rate and bear interest at prime rate plus 1%. At December 31, 2021, the interest rates on outstanding participant loans ranged from 4.25% to 6.50%, with maturities through 2030.
Principal and interest are paid ratably through biweekly payroll deductions.

(j) Payment of Benefits
Upon termination of employment including termination of service due to death, disability or retirement, participants may elect to receive distribution of their vested account balances, as a single lump sum distribution, installment payments over a period of not more than their assumed life expectancy or partial withdrawals, except to the extent their vested account balance, including “rollover” contributions, as of the date of termination is less than $5,000; in which case their vested interest in the Plan is distributed in a lump sum. A participant is able to leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 72, except to the extent that their vested account balance, including “rollover” contributions, as of the date of termination is in excess of $5,000; otherwise, their vested interest in the Plan is distributed in a lump sum.

Blue Foundry Bank 401(k) Plan
Notes to Financial Statements
December 31, 2021

(k) Forfeitures
Participants who terminate employment prior to becoming 100% vested forfeit any non-vested Bank contributions. Forfeitures are retained in the Plan and may be used to pay Plan expenses, reduce Bank contributions payable under the Plan or be reallocated to participants as though they are additional Bank contributions. At December 31, 2021, forfeited non-vested accounts totaled $1,114. For the period from April 1, 2021 to December 31, 2021, forfeitures totaling $32,733 were used to reduce Bank contributions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), using the accrual method of accounting.

(b) Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

(c) Risks and Uncertainties
Participants may direct their contributions in any of the investment options offered by the Plan. The Plan may invest in various types of investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

(d) Valuation of Investments and Income Recognition
Investment funds are stated at fair value. Purchases and sales of investments are recorded on a trade date basis, and interest income is recorded when earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e) Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a loan is not repaid, it will be reclassified as a distribution based upon the terms of the Plan Document. Therefore, no allowance for credit losses has been recorded as of December 31, 2021.

(f) Benefit Payments
Benefits are recorded upon distribution.

Blue Foundry Bank 401(k) Plan
Notes to Financial Statements
December 31, 2021

(3) Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement", establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

•Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
•Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are inactive, and model based valuation techniques for which all significant assumptions are observable in the market.
•Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value at year end.

Personal Choice Retirement Accounts: Personal choice retirement accounts consist of various equities, a real estate investment trust and interest-bearing cash (sweep account). The equities and real estate investment trust are valued at the closing price reported in the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust: Valued by the trustee using the NAV of the common/collective trust times the number of units held by the Plan.  The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying assets held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  There are no unfunded commitments or significant restrictions on redemptions. The Plan may redeem its investment on a daily and immediate basis.

Blue Foundry Bancorp Stock Fund: Shares of Blue Foundry Bancorp, Inc. common stock are traded on the NASDAQ securities exchange under the symbol "BLFY" and are valued at the last reported sales price on the last trading day of the Plan year.

Blue Foundry Bank 401(k) Plan
Notes to Financial Statements
December 31, 2021

The following table represents the Plan’s fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total Assets

Personal choice retirement accounts	$33,787	$—	$—	$33,787
Mutual funds	10,420,723	—	—	10,420,723
Blue Foundry Bancorp Stock Fund	3,399,642	—	—	3,399,642
Total investments at fair value	13,854,152	—	—	13,854,152
Common collective trust, measured at NAV	—	—	—	2,434,224
Total fair value investments	$13,854,152	$—	$—	$16,288,376

(4) Plan Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Expenses with respect to participants’ accounts are charged to such accounts. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

(5) Plan Termination
The Plan has no termination date, and it is the Bank’s intention to continue the Plan indefinitely. Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or a partial termination as defined under ERISA, participants would become 100% vested in Bank contributions.

(6) Federal Income Taxes
The IRS has determined and informed the volume submitter plan document preparer by a letter dated March 31, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC.

GAAP requires the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Parties-In-Interest Transactions
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Certain Plan investments are shares of common stock issued by Blue Foundry Bancorp, Inc. The Bank is the Plan sponsor, as defined by the Plan, therefore these transactions qualify as exempt party-in-interest transactions.

Blue Foundry Bank 401(k) Plan
Notes to Financial Statements
December 31, 2021

Participants who are active employees may borrow from their accounts and such loans qualify as exempt party-in-interest transactions under ERISA. These loans are recorded as notes receivable from participants in the statement of net assets available for benefits.

A Plan investment was managed by Reliance Trust Company. Reliance Trust Company is the custodian for the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions under ERISA.

(8) Investment Concentration
The plan holds four investments that represents 10% or more of the Plan’s total investments at December 31, 2021. The following table represents the concentrated investment as of December 31, 2021:

Current
Value
Reliance MetLife Stable Value Fund	$2,434,224
Vanguard 500 Index Admiral	1,885,208
Vanguard Growth Index Admiral	2,612,363
Blue Foundry Bancorp Stock Fund	3,399,642

(9) Subsequent Events
The Bank has evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any other events that have occurred that would require adjustment to or disclosure in the financial statements.

Blue Foundry Bank 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 22-0780922; Plan # 003
December 31, 2021

*(a)	(b) Identity of issue, borrower, lessor or similar party	(c)Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost**	(e) Current Value

	Personal choice retirement accounts
	Personal choice retirement accounts	33,787	shares	**	$33,787

	Common/Collective Trust
*	Reliance MetLife Stable Value Fund	13,097	units	**	2,434,224

	Mutual funds
	Dodge & Cox Income	24,160	shares	**	339,691
	Vanguard 500 Index Admiral	4,286	shares	**	1,885,208
	Vanguard Growth Index Admiral	15,818	shares	**	2,612,363
	Vanguard Mid Cap Index Admiral	2,863	shares	**	903,231
	Vanguard Small Cap Index Admiral	5,015	shares	**	543,427
	Vanguard Value Index Admiral	10,643	shares	**	610,690
	Vanguard Total International Stock Index Admiral	6,749	shares	**	230,820
	Vanguard Real Estate Index Admiral	330	shares	**	54,284
	BlackRock LifePath Index Retirement K	28,680	shares	**	423,890
	BlackRock LifePath Index 2025 K	34,827	shares	**	578,476
	BlackRock LifePath Index 2030 K	40,495	shares	**	715,147
	BlackRock LifePath Index 2035 K	30,400	shares	**	576,089
	BlackRock LifePath Index 2040 K	17,361	shares	**	347,045
	BlackRock LifePath Index 2045 K	9,008	shares	**	189,625
	BlackRock LifePath Index 2050 K	6,100	shares	**	132,319
	BlackRock LifePath Index 2055 K	5,294	shares	**	117,803
	BlackRock LifePath Index 2060 K	7,345	shares	**	145,584
	BlackRock LifePath Index 2065 K	1,081	shares	**	15,031
	Total mutual funds				10,420,723

*	Blue Foundry Bancorp Stock Fund	232,373	shares	**	3,399,642

*	Notes Receivable from Participants	Interest rates range from 4.25% to 6.50%, maturing through 2030.			331,674
					$16,620,050

*	Represents a party-in-interest as defined by ERISA
**	Cost omitted for participant directed investments

Blue Foundry Bank 401(k) Plan
Index to Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BLUE FOUNDRY BANK401(k) PLAN

By:	/s/ Acela Roselle
Acela Roselle
EVP, Human Resources Director

By:	/s/ Kelly Pecoraro
Kelly Pecoraro
EVP, Chief Financial Officer

Date: June 27, 2022